ALL AMERICAN GOLD CORP.

January 20, 2011

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 4628, 450 Fifth Street,
Washington, D.C. 20549-4628

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re: All American Gold Corp.
Form 10-QA2 for quarter ended August 31, 2010 & Form 10-QA for November 30, 2010
File Number 000-54008

We have reviewed your comment letter dated January 13, 2011, have made revisions to the above noted 10-Q filing to conform to Industry Guide 7 and have the following comments and responses. On this day we have filed on EDGAR amended 10-Q filings for the quarters ended August 31, 2010, and November 30, 2010, and have provided in the same filing a redline copy of each. In addition, our letter provides an explanation of our response.

Form 10QA for the Quarter Ending August 31, 2010

Mineral Property Interests, page 9

1.	We have removed all disclosure relating to resources and reserves pursuant to the definitions in Section (A) of Industry Guide 7 for each property.

2.

We have removed any information about any mines, prospects, adjacent or analogous properties, deposits, occurrences or exploration by other companies operating in or near our properties and have focused solely on our own properties.

In addition, we have amended our Form 10-Q for the quarter ended November 30, 2010 as filed on January 14, 2011, to conform to the above and to otherwise be coincident with the August, 2010 filing in regards to the comments in your letter of January 13, 2011.

Yours truly,
ALL AMERICAN GOLD CORP.

/s/ “Brent Welke”

Brent Welke
President

cc: Mr. John Coleman

4839 North College Avenue, Indianapolis, IN 46205
Phone: (317) 946-4653 Fax: (877) 755-9766 e-mail: allamericangoldcorp@gmail.com